Exhibit 10.6

PHARMACYCLICS, INC.

NON-EMPLOYEE DIRECTORS OPTION ELECTION

STOCK OPTION AGREEMENT

RECITALS

   A. Pharmacyclics, Inc. (the "Corporation") has approved and implemented the 1995 Stock Option Plan (the "Plan") pursuant to which eligible non-employee members of the Corporation's Board of Directors (the "Board) are eligible to receive stock option grants in order to provide such individuals with a meaningful incentive to continue to serve as a member of the Board.

   B. Optionee is eligible as a non-employee Board member, and this Agreement is executed pursuant to, and is intended to carry out the purposes of, the Plan in connection with a grant of a stock option to purchase shares of the Corporation's common stock ("Common Stock") under the Plan.

   C. The granted option is intended to be a non-statutory option which does <u>not</u> meet the requirements of Section 422 of the Internal Revenue Code.

   NOW, THEREFORE, it is hereby agreed as follows:

   1. **Grant of Option**. Subject to and upon the terms and conditions set forth in this Agreement, there is hereby granted to Optionee, as of the date of grant (the "Grant Date") specified in the accompanying Notice of Grant of Stock Option (the "Grant Notice"), a stock option to purchase up to that number of shares of Common Stock (the "Option Shares") as is specified in the Grant Notice. The Option Shares shall be purchasable from time to time during the option term at the price per share (the "Exercise Price") specified in the Grant Notice.

   2. **Option Term**. This option shall have a maximum term of ten (10) years measured from the Grant Date and shall expire at the close of business on the Expiration Date specified in the Grant Notice, unless sooner terminated under Paragraph 5.

   3. **Limited Transferability**. This option shall be neither transferable nor assignable by Optionee, other than a transfer of this option effected by will or by the laws of descent and distribution following Optionee's death, and may be exercised, during Optionee's lifetime, only by Optionee. However, an option may be assigned in accordance with the terms of a Qualified Domestic Relations Order. The assigned option may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to such Qualified Domestic Relations Order. The terms applicable to the assigned option (or portion thereof) shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

4.   **Exercisability**. This option shall be immediately exercisable for any or all of the Option Shares, and shall remain so exercisable until the expiration or sooner termination of the option term.

5.   **Cessation of Board Service**. Should Optionee's service as a Board member cease while this option remains outstanding, then the option term specified in Paragraph 2 shall terminate (and this option shall cease to be outstanding) prior to the Expiration Date in accordance with the following provisions:

A.   Should the Optionee cease to serve as a Board member for any reason, then the Board member shall have a thirty-six (36) month period following the date of such cessation of Board service in which to exercise each such option.

B.   In no event shall the option remain exercisable after the expiration of the option term. Upon the expiration of the thirty-six (36) month exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any shares for which the option has not been exercised.

6.   **Adjustment in Option Shares**.

A.   Should any change be made to the Common Stock issuable under the Plan by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting such Common Stock as a class without the Corporation's receipt of consideration, then the number and class of securities purchasable under this option and the Exercise Price payable per share shall be appropriately adjusted to prevent the dilution or enlargement of Optionee's rights hereunder; provided, however, the aggregate Exercise Price shall remain the same.

B.   **Change of Control**.   Should this option be assumed in connection with any Corporate Transaction or Change in Control, as defined in the Plan and below, respectively, then this option shall be appropriately adjusted to apply and pertain to the number and class of securities which would have been issued to Optionee prior to the consummation of such event. Appropriate adjustments shall also be made to the Exercise Price payable per share, provided the aggregate Exercise Price payable hereunder shall remain the same.

C.   For purposes of this Agreement, the following definition shall be in effect:

Change in Control shall mean a change in ownership or control of the Corporation effected through either of the following transactions:

(i)   the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the

Corporation's stockholders which the Board does not recommend such stockholders to accept, or

(ii)   a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (1) have been Board members continuously since the beginning of such period or (2) have been elected or nominated for election as Board members described in clause (1) who were still in office at the time the Board approved such election or nomination.

7.   **Manner of Exercising Option**.

A.   In order to exercise this option for all or any part of the Option Shares, Optionee (or in the case of exercise after Optionee's death, Optionee's beneficiary, executor, administrator, heir or legatee, as the case may be) must take the following actions:

(i)   The Secretary of the Corporation shall be provided with written notice of the option exercise (the "Exercise Notice"), in substantially the form of Exhibit I attached hereto, in which there is specified the number of Option Shares which are to be purchased under the exercised option.

(ii)   The aggregate Exercise Price for the purchased shares shall be paid in one of the following alternative forms:

-     full payment in cash or check made payable to the Corporation's order; or

-     full payment in shares of Common Stock held by Optionee for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date; or

-     full payment in a combination of shares of Common Stock held for the requisite period necessary to avoid a change to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date and cash or check made payable to the Corporation's order; or

-     full payment effected through a broker-dealer sale and remittance procedure pursuant to which Optionee shall provide irrevocable written instructions (A) to a Corporation-designated brokerage firm to effect the immediate sale of the vested shares purchased under the option and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Exercise Price payable for those shares and

(B) to the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

(iii)   Appropriate documentation evidencing the right to exercise this option shall be furnished the Corporation if the person or persons exercising the option is other than Optionee.

B.   For purposes of Subparagraph 7.A above and for all other valuation purposes under this Agreement, the Fair Market Value per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

-    If the Common Stock is not at the time listed or admitted to trading on any national securities exchange but is traded on the Nasdaq National Market, the Fair Market Value shall be the closing selling price per share on the date in question, as such price is reported by the National Association of Securities Dealers on the Nasdaq National Market or any successor system. If there is no reported closing selling price for the Common Stock on the date in question, then the closing selling price on the last preceding date for which such quotation exists shall be determinative of Fair Market Value.

-    If the Common Stock is at the time listed or admitted to trading on any national securities exchange, then the Fair Market Value shall be the closing selling price per share on the date in question on the exchange serving as the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no reported sale of Common Stock on such exchange on the date in question, then the Fair Market Value shall be the closing selling price on the exchange on the last preceding date for which such quotation exists.

-    For purposes of option grants made on the date of execution of the agreement between the Corporation and the underwriter or underwriters managing the initial public offering of the Common Stock ("Underwriting Agreement"), the Fair Market Value shall be deemed to be equal to the price per share at which the Common Stock is sold in the initial public offering pursuant to the Underwriting Agreement.

C.   The Exercise Date shall be the date on which the Exercise Notice is delivered to the Secretary of the Corporation. Except to the extent the sale and remittance procedure specified above is utilized in connection with the exercise of the option, payment of the Exercise Price for the purchased shares must accompany such notice.

D. As soon as practical after the Exercise Date, the Corporation shall issue to or on behalf of Optionee (or other person or persons exercising this option) a certificate or certificates representing the purchased Option Shares. In no event may this option be exercised for any fractional share.

8. **Stockholder Rights**. The holder of this option shall not have any of the rights of a stockholder with respect to the Option Shares until such individual shall have exercised this option and paid the Exercise Price for the purchased shares.

9. **No Impairment of Rights**. This Agreement shall not in any way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise make changes in its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets. Nor shall this Agreement in any way be construed or interpreted so as to affect adversely or otherwise impair the right of the Corporation or the stockholders to remove Optionee from the Board at any time in accordance with the provisions of applicable law.

10. **Compliance with Laws and Regulations**. The exercise of this option and the issuance of the Option Shares upon such exercise shall be subject to compliance by the Corporation and Optionee with all applicable requirements of law relating thereto and with all applicable regulations of any securities exchange on which shares of the Common Stock may be listed for trading at the time of such exercise and issuance.

11. **Successors and Assigns**. Except to the extent otherwise provided in Paragraph 3, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of Optionee and the Corporation's successors and assigns.

12. **Beneficiary Designation**. An Optionee may file a written beneficiary designation indicating the person entitled to exercise Optionee's outstanding options on the Optionee's behalf at the time of his/her death. Such beneficiary designation may be changed by the Optionee at any time by filing the appropriate form with the Plan Administrator.

13. **Discharge of Liability**. The inability of the Corporation to obtain approval from any regulatory body having authority deemed by the Corporation to be necessary to the lawful issuance and sale of any Common Stock pursuant to this option shall relieve the Corporation of any liability with respect to the non-issuance or sale of the Common Stock as to which such approval shall not have been obtained. However, the Corporation shall use its best efforts to obtain all such applicable approvals.

14. **Notices**. Any notice required to be given or delivered to the Corporation under the terms of this Agreement shall be in writing and addressed to the Corporation at its principal corporate offices. Any notice required to be given or delivered to Optionee shall be in writing and addressed to Optionee at the address indicated below Optionee's signature line on the Grant Notice. All notices shall be deemed effective upon personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified.

15. **Construction/Governing Law**. This Agreement and the option evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to

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the express terms and provisions of the Plan. The interpretation, performance, and enforcement of this Agreement shall be governed by the laws of the State of California without resort to that State's conflict-of-laws rules.

SV\433007.2

Exhibit 10.6

EXHIBIT I

NOTICE OF EXERCISE OF
<u>NON-STATUTORY STOCK OPTION</u>

        I hereby notify Pharmacyclics, Inc. (the "Corporation") that I elect to purchase _____ shares of Common Stock of the Corporation (the "Purchased Shares") pursuant to that certain option (the "Option") granted to me on _____, 2004 to purchase up to _____ shares of the Corporation's Common Stock at an exercise price of $_____ per share (the "Exercise Price").

        Concurrently with the delivery of this Exercise Notice to the Secretary of the Corporation, I shall hereby pay to the Corporation the Exercise Price for the Purchased Shares in accordance with the provisions of my agreement with the Corporation evidencing the Option and shall deliver whatever additional documents may be required by such agreement as a condition for exercise. Alternatively, I may utilize the special broker/dealer sale and remittance procedure specified in my agreement to effect payment of the Exercise Price for any Purchased Shares.

_____
Date

              _____
              Optionee

Address: _____

               _____

Print name in exact manner
it is to appear on the
stock certificate:

               _____

Address to which certificate
is to be sent, if different
from address above:

               _____

               _____

Social Security Number: _____